FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – DECEMBER 15, 2010

BAYTEX ENERGY TRUST CONFIRMS MONTHLY
DISTRIBUTION FOR DECEMBER AT $0.20 PER UNIT

CALGARY, ALBERTA (December 15, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.20 per trust unit in respect of December operations will be paid on January 17, 2011 to unitholders of record on
December 31, 2010. The ex-distribution date is December 29, 2010.

The U.S. dollar equivalent distribution amount is approximately US$0.1992 per trust unit assuming a U.S. to Canadian dollar exchange rate of 0.9959. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $2.40 represents a cash-on-cash yield of approximately 5.2% based on the closing price of Baytex trust units of $45.86 on the TSX on December 14, 2010.

Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca